Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | November 6, 2025

Name of Registrant: Cracker Barrel Old Country Store, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Cracker Barrel Old Country Store, Inc. (CBRL)

Vote NO on Cracker Barrel’s Board of Directors and Executive Compensation

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Cracker Barrel shareholders to vote AGAINST Proposals 1 and 2, the election1 and compensation of Cracker Barrel’s Board of Directors.

      Supporting Statement

Cracker Barrel’s 2025 rebrand, centered on the removal of its iconic distinctives, was not a benign design refresh but a costly and poorly conceived initiative that alienated the company’s core customers. Within days of launch, the backlash was overwhelming, forcing Cracker Barrel into a rapid and embarrassing reversal. This episode consumed management’s attention, invited

1https://investor.crackerbarrel.com/static-files/223f3480-97f4-44a0-8b38-5998bbf8b2c7 political scrutiny from both sides, and seriously damaged the credibility of leadership. What made the debacle particularly troubling was that the backlash to the redesign was entirely predictable. Major investors had explicitly warned that the rebrand was ill-advised, and Cracker Barrel’s brand is built on tradition, not trend.

Yet eschewing tradition for trend-chasing appears to be a much deeper issue for Cracker Barrel In the aftermath of the backlash, the company quietly removed its DEI and Pride web pages and distanced itself from the messaging that had underpinned the rebrand. This reactive cleanup made clear that leadership only acknowledged the reputational risk after the damage had been done. That is reflective of damage control, not sound judgement.

The damage is hardly limited to one rebrand. Cracker Barrel shares have lagged both peers and the broader restaurant industry, with Bowyer Research data indicating continued underperformance over the past 5 years. Cracker Barrel’s TSR has lagged2 its peer group during this same time period, and independent analysts have expressed skepticism about management’s strategic direction. The company’s remodel program, launched with very limited testing and unclear ROI, has further strained confidence in its capital discipline. The credibility gap between what management promises and what the market believes continues to widen, which is a serious concern for any shareholder seeking long-term stability.

      Divisive Controversies and Brand Damage

Beyond the brand and performance issues lies a deeper governance problem. Cracker Barrel’s leadership has for years pursued external validation from activist rating systems like the Human Rights Campaign’s Corporate Equality Index.3 These ideological scorecards may win applause from a narrow set of stakeholders, but they do not build shareholder value. Rather, they expose the company to avoidable controversies4 while distracting from its core business. This is not a culture-war issue; it is a fiduciary one.

2 https://finance.yahoo.com/news/five-loss-cracker-barrel-old-111757974.html

3 https://www.hrc.org/resources/corporations/cracker-barrel-old-country-store-inc.

4 https://1792exchange.com/spotlight-reports/corporate-bias-ratings/, https://1792exchange.com/pdf/?c_id=4956

If the company lacks the will to actually make the case for political neutrality, it’s a sign that the company’s learned nothing from this PR fiasco.

      Conclusion

A vote against Cracker Barrel’s board is a vote for fiduciary responsibility. Cracker Barrel needs directors who are laser-focused on core business, execution, and long-term shareholder returns — not those who chase trends, checkboxes, or narratives unrelated to business performance. As Cracker Barrel CEO Masino faces calls for ouster from prominent investors,5 and the company faces its position6 as a severely underperforming brand in its cohort, this is a moment for shareholders to demand accountability and a board better suited to navigating the company out of this troubled moment.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.

5https://investor.crackerbarrel.com/static-files/0c59021f-9c55-4e8a-b0f1-19869898c7d0

6https://www.wsj.com/business/earnings/crackerbarrel-earnings-q4-2025-cbrl-stock-58969e38?